MicroChannel Technologies Corporation

1628 West 1st Avenue, Suite 216

Vancouver, British Columbia, V6J 1G1

Telephone: 604-659-5008

Facsimile: 604-659-5029

December 13, 2007

Securities and Exchange Commission

100 F Street, NW

Washington, D.C.  20549-6010

Attention:  Rose Zukin

(Mail Stop 6010)

RE:

MicroChannel Technologies Corporation the “Company”)

Registration Statement on Form S-B2

 (File No. 333-146404)

Gentlemen:

On behalf of the Company, request is hereby made pursuant to Rule 461 of the Securities Act of 1933, as amended, that the effective date for the above-referenced Registration Statement be accelerated to 9:00 am on Tuesday, December 18, 2007, or as soon as practicable thereafter.

In connection with the foregoing, we hereby acknowledge that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting by delegated authority declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filling.

•

The action of the Commission or the staff, acting by delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy, assistance and cooperation in this matter.

Very truly yours,

MicroChannel Technologies Corporation

By:

/s/ Harmel S. Rayat

Name:

Harmel S. Rayat

Title:

Chief Financial Officer